Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

FEBRUARY 28, 2022 AND 2021

(Expressed in Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at February 28, 2022 and November 30, 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

		As at February 28,	As at November 30,
	Notes	2022	2021
		($)	($)
Assets
Current assets
Cash and cash equivalents	6	9,109,258	11,658,308
Other receivables		122,776	40,096
Prepaid expenses and deposits		475,968	528,804
Short-term investment		56,000	50,000
		9,764,002	12,277,208
Non-current assets
Reclamation deposits		523,816	523,816
Land, property and equipment	4	1,971,407	1,789,544
Exploration and evaluation assets	5	55,166,177	54,475,285
Investment in joint venture		1,104,079	999,396
Investment in GRC	3	104,188,500	130,090,220
		172,717,981	200,155,469

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,126,224	991,913
Due to joint venture		26,850	24,809
Due to related parties	11	18,446	20,793
Lease liabilities		85,030	54,453
Government loan		40,000	-
Margin loan payable	7	12,572,575	12,481,648
		13,869,125	13,573,616
Non-Current Liabilities
Lease liabilities		227,528	69,767
Government loan		-	40,000
Rehabilitation provisions	8	888,375	899,829
Deferred tax liability	3	5,765,377	9,867,859
		20,750,405	24,451,071

Equity
Issued capital	9	131,514,915	131,082,494
Reserves	9	10,651,097	10,106,552
Retained earnings		38,110,330	41,183,972
Accumulated other comprehensive loss		(28,308,766)	(6,668,620)
Total equity attributable to shareholders of the Company		151,967,576	175,704,398
		172,717,981	200,155,469

Commitments (Note 13)

Subsequent events (Note 14)

Approved and authorized for issue by the Board of Directors on April 13, 2022.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Comprehensive Loss For the three months ended February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months ended
		February 28,	February 28,
	Notes	2022	2021
		($)	($)
Expenses
Consulting fees		60,349	17,970
Depreciation	4	50,747	45,608
Directors' fees, salaries and benefits	11	267,060	329,490
Exploration expenses	5	347,330	223,702
General and administrative		1,368,486	731,725
Professional fees		541,671	709,079
Share-based compensation	9	683,236	727,103
Share of loss on investment in joint venture		2,219	1,310
		3,321,098	2,785,987
Operating loss		(3,321,098)	(2,785,987)

Other items
Interest income		4,154	5,279
Accretion of rehabilitation provisions	8	(2,044)	(643)
Financing costs	7	(392,855)	(2,641)
Net foreign exchange gain (loss)		31,982	(134,615)
Net loss for the period before taxes		(3,679,861)	(2,918,607)
Deferred income tax recovery	3	606,219	-
Net loss for the period		(3,073,642)	(2,918,607)

Attributable to:
Shareholders of the Company		(3,073,642)	(2,855,838)
Non-controlling interests		-	(62,769)
Net loss for the period		(3,073,642)	(2,918,607)

Other comprehensive loss
Items that will not be subsequently reclassified to net income or loss:
Unrealized gain (loss) on short-term investments		6,000	(20,000)
Unrealized loss on investment in GRC	3	(25,901,720)	-
Deferred tax recovery on investment in GRC	3	3,496,732	-
Item that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		758,842	(1,596,344)
Total comprehensive loss for the period		(24,713,788)	(4,534,951)

Attributable to:
Shareholders of the Company		(24,713,788)	(4,472,182)
Non-controlling interests		-	(62,769)
Total comprehensive loss for the period		(24,713,788)	(4,534,951)

Net loss per share, basic and diluted		(0.02)	(0.02)

Weighted average number of shares outstanding, basic and diluted		150,342,635	148,715,493

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Changes in Equity For the three months ended February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

						Accumulated	Attributable
					Retained	Other	to Shareholders	Non-
		Number of	Issued		Earnings	Comprehensive	of the	controlling
	Notes	Shares	Capital	Reserves	(Deficit)	Loss	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2020		148,699,191	128,181,627	9,102,695	(59,934,831)	(13,046,696)	64,302,795	1,204,414	65,507,209
Options exercised	9	32,951	79,490	(36,490)	-	-	43,000	-	43,000
Gold Royalty private placement		-	-	-	84,592	-	84,592	52,836	137,428
Share-based compensation	9	-	-	451,944	258,062	-	710,006	17,097	727,103
Other comprehensive loss		-	-	-	-	(1,616,344)	(1,616,344)	-	(1,616,344)
Net loss for the period		-	-	-	(2,855,838)	-	(2,855,838)	(62,769)	(2,918,607)
Balance at February 28, 2021		148,732,142	128,261,117	9,518,149	(62,448,015)	(14,663,040)	60,668,211	1,211,578	61,879,789
Options exercised	9	1,148,705	1,803,831	(715,237)	-	-	1,088,594	-	1,088,594
Restricted share rights vested	9	36,540	105,190	(105,190)	-	-	-	-	-
Issued capital pursuant to:
Settlement of litigation		324,723	526,051	-	-	-	526,051	-	526,051
Issuance cost		-	(6,941)	-	-	-	(6,941)	-	(6,941)
Gold Royalty restricted shares		-	-	-	(402,112)	-	(402,112)	402,112	-
Share-based compensation	9	-	-	1,408,830	823,021	-	2,231,851	54,525	2,286,376
Initial recognition of deferred tax benefits of share issuance costs		-	393,246	-	-	-	393,246	-	393,246
Other comprehensive income		-	-	-	-	7,994,420	7,994,420	-	7,994,420
Net income for the period		-	-	-	103,211,078	-	103,211,078	(108,287)	103,102,791
Deconsolidation of the non-controlling interests		-	-	-	-	-	-	(1,559,928)	(1,559,928)
Balance at November 30, 2021		150,242,110	131,082,494	10,106,552	41,183,972	(6,668,620)	175,704,398	-	175,704,398
Options exercised	9	192,751	410,015	(115,816)	-	-	294,199	-	294,199
Restricted share rights vested	9	12,500	22,875	(22,875)	-	-	-	-	-
Share-based compensation	9	-	-	683,236	-	-	683,236	-	683,236
Deferred tax benefits of share issuance costs		-	(469)	-	-	-	(469)	-	(469)
Other comprehensive loss		-	-	-	-	(21,640,146)	(21,640,146)	-	(21,640,146)
Net loss for the period		-	-	-	(3,073,642)	-	(3,073,642)	-	(3,073,642)
Balance at February 28, 2022		150,447,361	131,514,915	10,651,097	38,110,330	(28,308,766)	151,967,576	-	151,967,576

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Cash Flows For the three months ended February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the three months ended
	February 28,	February 28,
	2022	2021
	($)	($)
Operating activities
Net loss for the period	(3,073,642)	(2,918,607)
Adjustments for items not involving cash:
Depreciation	50,747	45,608
Accretion	2,044	643
Financing costs	392,855	2,641
Equity losses of joint venture	2,219	1,310
Share-based compensation	683,236	727,103
Deferred income tax recovery	(606,219)	-
Net unrealized foreign exchange loss (gain)	(101,556)	63,921
Net changes in non-cash working capital items:
Other receivables	(82,680)	(36,255)
Prepaid expenses and deposits	52,836	(33,852)
Accounts payable and accrued liabilities	134,311	(116,216)
Due to related parties	(2,347)	7,674
Cash used in operating activities	(2,548,196)	(2,256,030)

Investing activities
Investment in royalty	-	(212,098)
Investment in joint venture	(24,804)	-
Purchase of equipment	(34,791)	-
Reclamation deposit	-	30,000
Cash used in investing activities	(59,595)	(182,098)

Financing activities
Proceeds from shares issued	294,199	43,000
Payment of lease liabilities	(29,511)	(28,134)
Interest paid on margin loan	(197,926)	-
Payment of short-term credit facility	-	(89,599)
Proceeds from GRC private placement	-	137,428
Cash generated from financing activities	66,762	62,695

Effect of exchange rate changes on cash	(8,021)	89,683

Net decrease in cash and cash equivalents	(2,549,050)	(2,285,750)
Cash and cash equivalents
Beginning of period	11,658,308	9,193,089
End of period	9,109,258	6,907,339

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1         Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2021 and 2020. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), and all values are rounded to the nearest dollar except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three month period ended February 28, 2022 were authorised for issue by the Company's Board of Directors on April 13, 2022.

2.2         Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

3.	Investment in GRC

In March 2021, the Company's former subsidiary, Gold Royalty Corp. ("GRC") completed its initial public offering (the "IPO"). Following the completion of the IPO, the Company's ownership in GRC decreased from 87.6% to 48.1% and the Company concluded it no longer had control over GRC. The Company reported the results of GRC as an associate using the equity method effective March 11, 2021. On August 23, 2021, GRC completed the acquisition of Ely Gold Royalties Inc. ("Ely Gold"). Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from 48.1% to 27.6%. Post ownership dilution, two of the Company's directors remained members of GRC's board of seven directors. The Company continued to have the ability to exercise significant influence over GRC following the acquisition of Ely Gold. On November 5, 2021, GRC completed the acquisition of Abitibi Royalties Inc. ("Abitibi") and Golden Valley Mines and Royalties Ltd. ("Golden Valley") and its ownership in GRC fell below 20%. Based on an analysis performed, the Company concluded it no longer had significant influence over GRC and has accounted for its ownership in the common shares of GRC as an investment in GRC initially recognized at fair value and subsequently measured at fair value through other comprehensive income ("FVTOCI") effective November 5, 2021. As at February 28, 2022 the Company owns 20 million shares of GRC.

The changes in investment in GRC, when accounted for at FVTOCI are as follows:

($)
Balance as at November 30, 2020	-
Initial recognition of investment in GRC	120,832,900
Unrealized gain - November 5, 2021 to November 30, 2021	9,257,320
Balance as at November 30, 2021	130,090,220
Unrealized loss - December 1, 2021 to February 28, 2022	(25,901,720)
Balance as at February 28, 2022	104,188,500

The Investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the three months ended February 28, 2022, the Company recorded an unrealized loss of $25,901,720 and a deferred tax recovery of $3,496,732 in other comprehensive loss relating to the investment in GRC. The GRC shares are pledged as security for the Company's margin loan (Note 7).

Deferred Income Tax Recovery

During the three months ended February 28, 2022, the Company recognized a deferred income tax recovery of $606,219 (three months ended February 28, 2021: $nil). This amount has been recorded on a discrete basis as a reliable estimate of the annual effective rate cannot be determined at this time. The Company has recognized a deferred tax liability associated with the investment in GRC, less recognized deferred tax assets. The deferred tax liability related to the investment in GRC has been computed on the assumption that the temporary difference will be reversed as a capital gain.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

4.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2020	1,027,901	1,155,113	137,558	197,207	231,974	353,935	3,103,688
Additions	-	-	7,787	149,053	-	-	156,840
Change in reclamation estimate	-	55,303	-	-	-	-	55,303
Deconsolidation of GRC	-	-	(2,174)	-	-	-	(2,174)
Impact of foreign currency translation	(17,552)	(17,384)	(3,263)	1,756	(5,272)	(6,755)	(48,470)
Balance at November 30, 2021	1,010,349	1,193,032	139,908	348,016	226,702	347,180	3,265,187
Additions	-	-	34,791	216,311	-	-	251,102
Change in reclamation estimate	-	(4,272)	-	-	-	-	(4,272)
Impact of foreign currency translation	(8,223)	(9,709)	3,298	(1,698)	321	(1,651)	(17,662)
Balance at February 28, 2022	1,002,126	1,179,051	177,997	562,629	227,023	345,529	3,494,355

Accumulated Depreciation
Balance at November 30, 2020	-	521,357	106,807	100,564	230,375	353,935	1,313,038
Depreciation	-	61,635	13,737	109,223	1,028	-	185,623
Deconsolidation of GRC	-	-	(369)	-	-	-	(369)
Impact of foreign currency translation	-	(7,707)	(3,416)	454	(5,225)	(6,755)	(22,649)
Balance at November 30, 2021	-	575,285	116,759	210,241	226,178	347,180	1,475,643
Depreciation	-	17,920	6,481	26,085	261	-	50,747
Impact of foreign currency translation	-	(4,731)	3,387	(772)	325	(1,651)	(3,442)
Balance at February 28, 2022	-	588,474	126,627	235,554	226,764	345,529	1,522,948

Net Book Value
At November 30, 2021	1,010,349	617,747	23,149	137,775	524	-	1,789,544
At February 28, 2022	1,002,126	590,577	51,370	327,075	259	-	1,971,407

5.	Exploration and Evaluation Assets

	For the three months
	ended February 28,
	2022	2021
	($)	($)

Balance at the beginning of period	54,475,285	55,885,728
Change in reclamation estimate	(6,191)	1,500
Foreign currency translation adjustments	697,083	(1,587,353)
Balance at the end of period	55,166,177	54,299,875

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Exploration and evaluation assets on a project basis are as follows:

	February 28,	November 30,
	2022	2021
	($)	($)
La Mina	13,539,003	13,650,091
Titiribi	11,366,319	11,459,581
Yellowknife	7,141,167	7,147,358
Crucero	6,668,552	6,723,268
Cachoeira	5,791,836	5,351,475
São Jorge	4,879,840	4,508,819
Surubim	1,892,484	1,748,595
Yarumalito	1,449,928	1,461,825
Almaden	1,093,510	1,102,483
Whistler	929,505	937,132
Batistão	219,228	202,560
Montes Áureos and Trinta	167,127	154,420
Rea	27,678	27,678
Total	55,166,177	54,475,285

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the three months ended		incorporation,
	February 28,		September 9, 2009, to
	2022	2021	February 28, 2022
	($)	($)	($)
La Mina	137,076	58,962	1,361,882
Titiribi	54,078	60,699	1,889,886
São Jorge	38,356	23,445	1,184,514
Whistler	36,684	300	2,922,725
Yellowknife	32,225	33,262	1,176,966
Almaden	23,574	3,824	282,982
Yarumalito	8,899	8,859	123,028
Cachoeira	8,856	34,351	6,749,374
Rea	7,582	-	276,770
Crucero	-	-	312,386
Montes Áureos and Trinta	-	-	1,819,966
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	-	-	1,566,198
Total	347,330	223,702	19,907,351

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Cash and Cash Equivalents

	February 28,	November 30,
	2022	2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	3,043,634	2,181,908
Guaranteed Investment Certificates	6,065,624	9,476,400
Total	9,109,258	11,658,308

7.	Margin loan payable

On October 28, 2021, the Company received a margin loan facility for a maximum amount of $24.7 million (US$20 million) (the "Facility") from the Bank of Montreal ("BMO"). The amount of the unutilized portion of the Facility may not exceed US$10,000,000 at any time (the "Unutilized Portion"). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum and the unutilized portion of the Facility is subject to a standby fee of 3.00% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.50% of the Facility.

The Facility is secured by a pledge of the 20,000,000 shares of GRC held by the Company. The Facility matures on the earlier of: (i) October 28, 2022 ("Original Maturity Date"); or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 27.95%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that an early payment fee is made equal to the amount that would have been accrued on US$10,000,000 from the early payment date to the Original Maturity Date. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The Facility, subject to BMO approval, has a 1 year extension option with an additional fee payable on the Original Maturity Date equal to 1.5% of the Facility. BMO has the option to set the early repayment date when the closing price of GRC's shares is equal to or less than US$2.56.

The following outlines the movement of the margin loan during the three months ended February 28, 2022, and the year ended November 30, 2021:

	US$	$

Initial draw-down	10,000,000	12,388,000
Less: transaction costs and fees	(340,962)	(422,384)
Interest expense	108,274	136,003
Unrealized foreign exchange loss	-	380,029
Balance at November 30, 2021	9,767,312	12,481,648
Interest expense	307,224	390,409
Interest paid	(155,345)	(197,926)
Unrealized foreign exchange gain	-	(101,556)
Balance at February 28, 2022	9,919,191	12,572,575

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

8.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	February 28,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	3	4
Inflation rate	7.90%	6.90%
Discount rate	1.62%	0.81%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	February 28,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	2	2
Inflation rate	5.40%	4.90%
Discount rate	1.45%	0.98%

The following table summarizes the movements in the rehabilitation provisions:

	February 28,	November 30,
	2022	2021
	($)	($)
Balance at the beginning of period	899,829	815,828
Accretion	2,044	3,735
Change in estimate	(10,463)	83,328
Foreign currency translation adjustments	(3,035)	(3,062)
Total	888,375	899,829

9.	Share Capital

9.1         Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program").

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Pursuant to the ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

During the three months ended February 28, 2022, no common shares were distributed by the Company under the ATM Program.

9.2         Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2020	26,305	5,535,605	3,540,785	9,102,695
Options exercised	-	(36,490)	-	(36,490)
Share-based compensation	49,335	402,609	-	451,944
Balance at February 28, 2021	75,640	5,901,724	3,540,785	9,518,149
Options exercised	-	(715,237)	-	(715,237)
Restricted share rights vested	(105,190)	-	-	(105,190)
Share-based compensation	66,949	1,341,881	-	1,408,830
Balance at November 30, 2021	37,399	6,528,368	3,540,785	10,106,552
Options exercised	-	(115,816)	-	(115,816)
Restricted share rights vested	(22,875)	-	-	(22,875)
Share-based compensation	44,829	638,407	-	683,236
Balance at February 28, 2022	59,353	7,050,959	3,540,785	10,651,097

9.3         Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 25, 2019.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2020	10,732,000	1.51
Exercised(1)	(45,000)	1.62
Balance at February 28, 2021	10,687,000	1.51
Granted	3,015,000	1.84
Exercised	(1,152,850)	0.98
Expired	(105,000)	2.50
Balance at November 30, 2021	12,444,150	1.63
Granted	93,945	1.89
Exercised(2)	(206,770)	1.57
Expired	(15,000)	1.50
Balance at February 28, 2022	12,316,325	1.64

(1)

During the three months ended February 28, 2021, the Company issued 32,951 common shares at a weighted average trading price of $2.55. The common shares were issued pursuant to the exercise of 45,000 share options, of which 7,951 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

(2)

During the three months ended February 28, 2022, the Company issued 192,751 common shares at a weighted average trading price of $2.02. The common shares were issued pursuant to the exercise of 206,770 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended February 28, 2022	Three months ended February 28, 2021
Risk-free interest rate	1.39%	-
Expected life (years)	2.73	-
Expected volatility	61.52%	-
Expected dividend yield	0.00%	-
Estimated forfeiture rate	3.13%	-

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable at February 28, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78 - $0.84	1,762,500	0.78	1.74	1,762,500	0.78	1.74
$0.85 - $1.05	2,214,500	1.05	2.46	2,214,500	1.05	2.46
$1.06 - $1.72	3,365,000	1.59	0.68	3,296,250	1.59	0.60
$1.73 - $1.84	2,745,000	1.83	4.57	746,250	1.82	4.20
$1.85 - $3.38	2,229,325	2.74	3.46	1,706,630	2.74	3.43
	12,316,325	1.64	2.52	9,726,130	1.54	2.00

The fair value of the Options recognized as share-based compensation expense during the three months ended February 28, 2022, was $638,407 (three months ended February 28, 2021: $402,609), using the Black-Scholes option pricing model.

9.4         Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2020 and February 28, 2021	49,040	2.88
Granted	50,000	1.83
Vested	(36,540)	2.88
Balance at November 30, 2021	62,500	2.04
Vested	(12,500)	1.83
Balance at February 28, 2022	50,000	2.09

The fair value of the RSRs recognized as share-based compensation expense during the three months ended February 28, 2022 was $44,829 (three months ended February 28, 2021: $49,335).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

10.	Financial Instruments

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and the investment in GRC. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, margin loan payable and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture, due to related parties and government loan amounts approximate fair value due to their short terms to settlement. The Company's margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as there have been no significant changes in the underlying credit and market rate risks since its initial negotiation.

The Company's short-term investment and investment in GRC are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of the short-term investment and investment in GRC are determined by obtaining the quoted market price of the short-term or investment in GRC and multiplying it by the quantity of shares held by the Company.

10.1         Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2         Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	February 28,	As at November 30,
	2022	2021
	($)	($)
Assets
United States Dollar	111,444,915	138,692,454
Brazilian Real	35,754	17,610
Colombian Peso	84,358	183,151
Total	111,565,027	138,893,215

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $12,922,667.

The impact of a Canadian dollar change against United States Dollar on investment in GRC by 10% at February 28, 2022 would have an impact, net of tax, of approximately $9,012,305 on other comprehensive loss for the three months ended February 28, 2022. The impact of a Canadian dollar change against U.S. dollars on the Company's other financial instruments based on balances at February 28, 2022 would have an impact of $554,614 on net loss for the three months ended February 28, 2022.

10.3         Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents, lease liabilities and government loan payable are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in 3-month USD LIBOR would not have a significant impact on net loss for the three months ended February 28, 2022. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

10.4         Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

10.5         Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at February 28, 2022, the Company has a working capital deficit (current assets less current liabilities) of $4,105,123.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, government loan and margin loan are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances and ownership of liquid assets at its disposal. The Company also owns 20 million shares of NYSE listed Gold Royalty Corp. (closing share price as of February 28, 2022 of US$4.11 reflects a value of US$82,200,000) (Note 3). On January 18, 2022, GRC announced a quarterly cash dividend of US$0.01 per common share to be paid quarterly starting on March 31, 2022, which would amount to quarterly dividend payments of US$200,000 to be received by the Company. GoldMining believes that its cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after the maturity of the existing facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

10.6         Other Price Risk

The Company is exposed to equity price risk as a result of holding an investment in GRC. The Company does not actively trade this investment. The equity price of this investment is impacted by various underlying factors including commodity prices. Based on the Company's investment in GRC held as at February 28, 2022, a 10% change in the equity price of this investment would have an impact, net of tax, of approximately $9,012,305 on other comprehensive loss for the three months ended February 28, 2022.

11.	Related Party Transactions

11.1         Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three months ended February 28, 2022, the Company incurred $nil (three months ended February 28, 2021: $10,500) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid in the prior period were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. The Company also granted Options to the related party with the fair value of the Options expensed during the three months ended February 28, 2022, in the amount of $7,345 (three months ended February 28, 2021: $4,086), using the Black-Scholes option pricing model.

●

During the three months ended February 28, 2022, the Company incurred $36,113 (three months ended February 28, 2021: $16,800) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman and are within industry standards. As at February 28, 2022, $5,139 was payable to such related party (November 30, 2021: $nil) and $66,667 is included in prepaid expenses and deposits (November 30, 2021: $nil).

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

11.2         Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three months ended February 28, 2022, comprised of:

	For the three months ended
	February 28,
	2022	2021
	($)	($)
Management Fees	40,970	55,970
Director and Officer Fees	62,647	111,265
Share-based compensation	342,631	476,394
Total	446,248	643,629

As at February 28, 2022, $13,307 was payable to key management personnel for services provided to the Company (November 30, 2021: $20,793). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

12.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at February 28,	As at November 30,	As at February 28,	As at November 30,
	2022	2021	2022	2021
	($)	($)	($)	($)
Canada	112,145,354	137,820,266	20,113,726	23,748,802
Colombia	27,818,385	28,055,990	52,927	118,692
Brazil	14,054,593	12,965,266	72,007	72,704
Peru	6,669,346	6,724,336	-	-
United States	2,266,301	2,312,403	511,745	510,873
Total	162,953,979	187,878,261	20,750,405	24,451,071

	Total operating loss
	For the three months ended
	February 28, 2022	February 28, 2021
	($)	($)
Canada	2,790,650	2,389,740
Colombia	285,929	238,222
Brazil	161,122	121,777
United States	80,389	29,728
Peru	3,008	6,520
Total	3,321,098	2,785,987

13.	Commitments

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$628,660 (payable in R$ equivalent) in December 2022.

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following remaining payments:

●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

In addition to the La Garrucha agreements, Jarbas Agreement, Altoro Agreement and Boa Vista Mineral Rights Agreement as at February 28, 2022, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at February 28, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Future rental payments are as follows:

	Amount ($)
Due within 1 year	54,232
1 – 3 years	8,555
3 – 5 years	-
More than 5 years	-
Total	62,787	(1)

(1)	Includes $21,832 related to low value assets and $40,955 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities.

14.	Subsequent Events

Subsequent to February 28, 2022, the Company issued 1,482,505 ATM Shares under the ATM Program for gross proceeds of approximately $3.5 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.1 million.

On March 14, 2022, the Company announced that it acquired an existing 1% net smelter return ("NSR") royalty on the Company's Yarumalito Project in Colombia from Newrange Gold Corp. ("Newrange"). Pursuant to the agreement, the Company paid Newrange $100,000 in cash and delivered 10,000 common shares of the Company.

On April 12, 2022, the Company acquired 250,000 common shares of GRC at an average price of US$4.23 per share through open market purchases over the facilities of the NYSE American.